Mail Stop 3561

November 21, 2005

Audrey Reich, President
Dynamic Alert Limited
45563 RPO Sunnyside
Surrey, B.C. Canada
V4A  9N3

      Re:  Dynamic Alert Limited
              Registration Statement on Form SB-2
              Amendment No. 4 filed October 7, 2005
              File No.  333-119566

Dear Ms. Reich:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the next amendment, please correct to avoid the printing of excessive blank pages in the filing transmitted via EDGAR.

2. Please insure that your pages are correctly numbered in order.

Outside Front Cover of Prospectus

3. Please identify the persons that will be selling the securities for the company. For example, please describe whether the securities will be offered by officers or directors of the company. See Item 501(a)(9)(ii) of Regulation S-B.
Prospectus Summary and Risk Factors

The Company, page 4

4. With respect to the staff`s previous comment four in our letter dated August 11, 2005, please revise your disclosure to provide more specificity with regards to the company`s business plan and its day-to-day operations. We further note under "Website Development" on page 8 that "[W]e will require minimum funds of $19,000 in order to allocate no less than $2,000 for the development of our website." However, we also note the table at the top of page 9 which shows $2,500 being allocated to website development under the 10% scenario,
(receiving $9,000 from the offering).  Please reconcile.

5. We not your response to our previous comment five in our letter of
August 11, 2005 and we reissue the comment. We did not find the additional disclosure related to the comment. Further discuss the concern if the company fails to raise an additional $20,000 to remain operational for the next twelve months. Clearly discuss your business and your day-to-day operations if you do not raise the $39,000.

Risk Factors, page 5

6. Please avoid the generic conclusion you reach in some of your risk factor subheadings and narratives such as "May Limit Dynamic`s
Success." Instead, replace this language with specific disclosure of how your business and operations would be affected.

7. Please include a risk factor regarding the auditor`s opinion that there are substantial doubts about the company`s ability to continue as going concern.

8. Please include a risk factor regarding your poor financial position. See Item 503(c) of Regulation S-B.

9. Please revise risk factor two to discuss whether Audrey Reich, the
President of the company, has any professional experience involving personal security services or selling and marketing security products. Also, please revise the risk factor narrative to focus on the risk.

10. In the last risk factor, please reconcile the risk factor subheading with the risk factor narrative. Please explain whether the plan of operations will commence if none or some of the proceeds are raised. You may want to include a separate risk factor in regards to the company not being able to implement its entire business plan if the maximum is not raised and the company does not generate revenues.

Use of Proceeds, page 7

11. With respect to our prior comment nine in our letter dated
August
11, 2005, we note the new disclosure on page 15 under the heading "Principal Products and Services." Please expand the disclosure to clarify in more detail the reference to "in-home devices to keep the child safe."

12. Regarding the staff`s previous comment ten in the letter dated August 11, 2005, please expand the disclosure to provide more specific information as to how you plan to allocate the funds in the event you raise less than 10% of the total offering. You state that you will pay legal costs to comply with all filing requirements and that at the 10% level, you would "concentrate on internet sales of our products," please state whether or not management plans to contribute funds in the event you do not have sufficient funds to pay for the legal and website development costs under the "less than 10%"
scenario. If so, please state whether or not management has a definitive plan for funding in this regard.

Dilution, page 10

13. Please compare the offering price per share to the price paid by officers, directors, promoters and affiliated persons. See Item
506(a) of Regulation S-B.

Item 8.  Plan of Distribution, page 9

14. Please disclose when this offering will commence.

15. Please disclose more detail regarding the manner in which these securities will be offered. For instance, will the responsible individuals solicit investors through direct mailings and/or through personal contact. Will you utilize sales material in promoting the sale of the shares pursuant to this prospectus? If so, we remind you of the Section 5 prohibition against utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. Supplementally, please confirm your understanding of this requirement and send us a copy of these materials for our review.

16. Please disclose whether you will register as broker-dealer or issuer-dealer under the state laws of all states where you are offering these units and such registration is required.

17. Please clarify what you will do with the offering proceeds during the offering period. We note that you will have immediate use of the funds; however, please disclose what you will do with portions of the proceeds not immediately used for corporate purposes. While we note that there will be no trust or escrow established, please disclose whether funds will be placed in an interest bearing account? If so, disclose whether if you terminate the offering prior to its closing, funds will be returned to investors with interest. Please clarify that interest will be retained by you as proceeds of the offering if the offering does proceed.

18. We reiterate our previous comment eleven in our letter dated August 11, 2005. Please make the disclosure on the prospectus cover page consistent with that in this section. Paragraph two (2) of this section states "[w]e will keep the offering open until we sell all of the shares registered, or January 31, 2006, which ever occurs first."
Please revise your cover page accordingly.

Item 15. Organization Within Last Five Years

19. Please describe in this section the development of the company during the last three years. See Item 101(a) of Regulation S-B.
You
may want to combine this section with the "Business Development" subsection.

Item 16. Description of Business, page 14

20. Please significantly revise the business section to include the company`s intended business in offering security products. For example, please describe under the appropriate subheadings the principal products and their markets, distribution methods of the products, competitive business conditions and names of principal suppliers. See Item 101(b) of Regulation S-B. It may be helpful to move similar disclosure in the narrative of the Plan of Operation section to the appropriate subsections in the business section.

The Market, page 15

21. We note your disclosure that "[a]n example would be a person training for a marathon, spending large blocks of time running." Please explain if Mr. Hawking would be able to perform these services or include examples in which he and the company could provide such services. Please describe the market in greater detail.

Competition and Competitive Strategy, page 15

22. Please describe the company`s competitive position in the industry and methods of competition. See Item 101(b)(4) of Regulation S-B.

23. We note the statement that "[i]t would appear that the niche market targeted by Dynamic is presently under-serviced." Please provide a reasonable basis for the statement or remove.


Distribution, page 15

24. We note the reference to placing advertisements in the local yellow pages and listing with local businesses and travel associations. Please include these expenses in the plan of operation section.

25. We note that among other things, the company plans to market its services by "affiliating with the music and entertainment industry" and "conducting security seminars." Please expand the disclosure to provide specifics as to how the company plans to do each.

Government Controls and Approvals, page 16

26. We do not understand the meaning of your third paragraph that states "[d]uring the first year of operations, the officers and directors are responsible for all company operations without compensation. As a result Labor Standards and Occupational Health and Safety will not affect the operations of Dynamic. After the first year, we will reassess our requirements." Please disclose the basis for your belief that the company is not affected by these government agencies. Please disclose whether the company would need any governmental approval for its security services or be affected by any governmental regulation.

Reports to Security Holders, page 16

27. Please update to provide the current address of the SEC which is
:  100 F Street, N.E. Room 1580 Washington, DC 20549.

Employees, page 17

28. We note the statement, "[i]f the security for a special event requires more personnel, we will subcontract the work to a security guard provider and Mr. Hawkings will act as the coordinator." Please discuss any entities or persons in which the company plans to subcontract. Also, if applicable, please discuss these costs in the plan of operation section.

Item 17.  Plan of Operations, page 18

29. We note the statement on page 18 that "Dynamic will help the consumer develop a personal security plan." Please describe this statement in more detail in the business section.





30. We note the table listing the company`s anticipated milestones.
Please explain when the activities will occur. We note the reference to "Time frame after closing of offering." Please describe whether the company will begin some of the steps immediately upon effectiveness of the registration and/or after some funds have been raised. We note that some of the milestones could be implemented before any funds from the offering have been received. Please revise accordingly.

31. Please include in the table the implementation of the company`s plan to provide security services.

32. In the fifth-to-the-last paragraph of this section, you refer to
"Dynamic Security Inc." Please identify this entity and its relationship to Dynamic Alert Limited, or correct as appropriate.

33. We note the statement in the third-to-the-last paragraph that "[w]e are confident we can meet our financial obligations and pursue our plan of operations if we can either raise additional funding through this offering, or begin collecting sales revenues within the next six months of this prospectus becoming effective." Please either substantiate the basis for this statement or delete it.

34. We note the statement "[d]uring the first year of operations, we will concentrate our efforts exclusively to the development of our seminar..." Please revise this section to discuss whether the company will concentrate on developing its business of providing security services.

Expenditures, page 21

35. It appears that most of the information presented under this subsection is duplicative to disclosure previously provided.
Please
omit such information and revise accordingly.

36. The information in the third table does not reconcile with that information provided on pages 10 and 13 under the "100% scenario."

37. We note that the ranking of categories in this table do not agree with those provided in the Use of Proceeds table. For example, the category "Training and Consulting" was given a higher priority in the
Use of Proceeds table, but this table shows it to be fourth. Please revise as appropriate.

Item 19. Certain Relationships and Related Transactions, page 24

38. Please name the promoters. See Item 404(d) of Regulation S-B and
Rule 405 of Regulation C of the Securities Act.

Financial Statements

General

39. The format presentation is difficult to read as line item amounts are not properly aligned. As a result, portions of certain (and entire) amounts are not reflected on the statements of operations, cash flows and stockholders` equity. Please revise.

Report of Independent Registered Public Accounting Firm

40. Since you are a development stage company under the guidance of
SFAS 7, the periods covered by this report should include the cumulative period from June 17, 2004 (date of incorporation) to June
30, 2005 for the statements of operations, cash flows and stockholders` deficiency. Please advise your auditor to revise the first and third paragraphs of their report accordingly.

Notes to Financial Statements

Note 3. Basis of Presentation - Going Concern

41. Prior to the last sentence of this note, the following statement that was previously disclosed should be reinstated: "These facts raise substantial doubt about the Company`s ability to continue as a going concern."

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.





      You may contact David Burton at (202) 551-3626 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 or Thomas
Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.


Sincerely,




John Reynolds

Assistant Director

cc:   W. Scott Lawler, Esq.
         Fax: (403) 272-3620





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Audrey Reich
Dynamic Alert Limited
November 21, 2005
Page 1